Filed by Clifton Bancorp Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Clifton Savings Bancorp, Inc.
Commission File No. 000-50358

FOR IMMEDIATE RELEASE

Contact:	Bart D’Ambra
(973) 473-2200

CLIFTON SAVINGS BANCORP, INC. TO COMMENCE

SECOND STEP CONVERSION STOCK OFFERING

Clifton, New Jersey, February 7, 2014 — Clifton Savings Bancorp, Inc. (the “Company”) (NasdaqGS: CSBK), the parent company for Clifton Savings Bank (the “Bank”), announced today that the Company has received conditional approval from the Board of Governors of the Federal Reserve System to reorganize from the two-tier mutual holding company structure to the stock holding company structure and commence a “second-step” stock offering of new shares of common stock. The Company also announced that the registration statement relating to the sale of common stock by the new holding company for Clifton Savings Bank, Clifton Bancorp Inc., has been declared effective by the Securities and Exchange Commission.

Clifton Bancorp is offering for sale between 16,575,000 and 22,425,000 shares of common stock at a purchase price of $10.00 per share. The shares of common stock to be offered by new Clifton Bancorp represent the approximately 63.4% of the Company’s common stock that is currently owned by Clifton MHC. The shares will be offered in a subscription offering first to depositors of the Bank with a qualifying deposit as of September 30, 2012, second to the Bank’s employee stock ownership plan, third to depositors of the Bank with a qualifying deposit as of December 31, 2013 and finally to depositors of the Bank as of January 31, 2014 and borrowers of the Bank as of March 3, 2004 whose loans continue to be outstanding as of January 31, 2014. Information regarding the second-step conversion and stock offering will be mailed to eligible subscribers on or about February 18, 2014. Any shares of common stock that are not subscribed for in the subscription offering may be offered for sale to members of the general public in a community offering, with preference given first to persons residing in Bergen, Passaic, Essex, Morris, Hudson and Union Counties in New Jersey, and then to shareholders of the Company as of January 31, 2014.

The subscription and community offerings are being managed by Sandler O’Neill & Partners, L.P. All questions concerning the offering should be directed to the Company’s stock information center at (973) 777-1825, which will open on Tuesday, February 18, 2014.

At the conclusion of the conversion and offering, shareholders of the Company other than Clifton MHC will receive shares of common stock of Clifton Bancorp pursuant to an “exchange ratio” designed to preserve their approximate aggregate percentage ownership interest. The exchange ratio will depend on the number of shares sold in the offering and will range from 0.9559 shares to 1.2933 shares for each share of Company common stock. At the conclusion of the conversion and offering, Clifton Bancorp will be 100% owned by public shareholders.

The second step conversion must be approved by members of Clifton MHC as of January 31, 2014 and shareholders of the Company as of January 31, 2014 at a special meeting of members and a special meeting of shareholders, respectively, both to be held on March 25, 2014. In addition, completion of the conversion and offering is subject to the receipt of final regulatory approvals and other customary closing conditions.

The Company also announced that, as a result of the commencement of its second step offering, the Board of Directors intends to postpone the declaration and payment of its cash dividend that is customarily paid in mid-February. The delay will eliminate the need to pay a dividend to Clifton MHC, which would further dilute the exchange ratio for existing shareholders in the conversion. The Board intends to pay the dividend as promptly as practicable following completion of the conversion.

The Company is the holding company of the Bank, a federally chartered savings bank headquartered in Clifton, New Jersey. The Bank operates a total of 12 full-service banking offices in northeast New Jersey. At December 31, 2013, the Company had consolidated total assets of $1.1 billion, gross loans of $578.8 million, total deposits of $774.5 million and total shareholders’ equity of $191.5 million.

This release is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer is made only by the prospectus when accompanied by a stock order form. The shares of common stock of the Company are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Clifton Bancorp will file a proxy statement/prospectus concerning the conversion with the Securities and Exchange Commission. Shareholders of the Company are urged to read the proxy statement/prospectus because it contains important information. Investors are able to obtain all documents filed with the Securities and Exchange Commission by Clifton Bancorp free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, documents filed with the Securities and Exchange Commission by Clifton Bancorp are available free of charge from the Corporate Secretary of Clifton Bancorp at 1433 Van Houten Avenue, Clifton, New Jersey 07013. The directors, executive officers, and certain other members of management and employees of Clifton Bancorp will participate in the solicitation of proxies in favor of the conversion from the shareholders of the Company. Information about the directors and executive officers of Clifton Bancorp is included in the proxy statement/prospectus filed with the Securities and Exchange Commission.

This press release contains certain forward-looking statements about the conversion and reorganization. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and

“intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Forward-looking statements, by their nature, are subject to risks and uncertainties. Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the conversion, difficulties in selling the conversion stock or in selling the conversion stock within the expected time frame, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which the Company is engaged.